Exhibit 99.1

Vermilion Energy Inc. Completes Acquisition of Southeast Saskatchewan Assets

CALGARY, April 29, 2014 /CNW/ - Vermilion Energy Inc. ("Vermilion", the "Company", "We" or "Our") (TSX, NYSE: VET) is pleased to announce that we have completed our acquisition of Elkhorn Resources Inc. for total consideration of approximately $427 million.  Total consideration comprised the assumption of an estimated $42 million of debt, $180 million of cash, and the issuance of 2.8 million common shares of Vermilion valued at approximately $205 million (based on the closing price per Vermilion common share of $72.50 on the Toronto Stock Exchange on April 29, 2014).

The acquired assets are comprised of high netback, light oil producing assets in the Northgate region of southeast Saskatchewan and include approximately 57,000 net acres of land (approximately 80% undeveloped), seven oil batteries, and preferential access to 50% or greater capacity at a solution gas facility that is currently under construction.  The majority of production and development drilling opportunities are from the Midale formation, with additional opportunities identified in the Frobisher, Bakken and Three Forks/Torquay formations.

The acquisition creates a new core area for our Company in the Williston Basin where we have been evaluating producing entry opportunities for an extended period of time.  We believe the multi-horizon, horizontal well techniques employed in this area are well-suited to the expertise we have established during development of our Pembina-area assets in Alberta.  The assets are geographically complementary to recent leasing activity we have conducted for Mississippian development in southwest Manitoba and exhibit the three hallmark characteristics of our sustainable growth-and-income model: high margins, low base decline rates and strong capital investment efficiencies on future development.

About Vermilion

Vermilion is an oil-leveraged producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Our business model targets annual organic production growth of 5% or more along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Western Canada, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 4%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered a 20-year history of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, CEO; Anthony Marino, President & COO;  Curtis W. Hicks, C.A., Executive VP & CFO; and/or Dean Morrison, Director Investor Relations
TEL (403) 269-4884   |   IR TOLL FREE 1-866-895-8101   |   investor_relations@vermilionenergy.com   |   www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 17:55e 29-APR-14